                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           ALAMOSA PCS HOLDINGS, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    011593100
           -----------------------------------------------------------
                                 (CUSIP Number)

                               MICHAEL R. BUDAGHER
                               3702 HOLLAND AVENUE
                               DALLAS, TEXAS 75219
                                 (214) 498-5777
                              (505) 338-5049 (FAX)
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 7, 2000
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                            --------------------------
CUSIP No. - 011593100                                      Page 2 of 8 Pages
--------------------------                            --------------------------

---------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

              West Texas PCS, LLC
---------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) [ ]
                                                                                                                    (b) [ ]
---------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              OO, WC, BK
---------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]


---------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
---------------------------------------------------------------------------------------------------------------------------
                                     7      SOLE VOTING POWER          0

           NUMBER OF            -------------------------------------------------------------------------------------------
            SHARES                   8      SHARED VOTING POWER        7,284,776
         BENEFICIALLY
           OWNED BY             -------------------------------------------------------------------------------------------
             EACH                    9      SOLE DISPOSITIVE POWER     0
           REPORTING
            PERSON              -------------------------------------------------------------------------------------------
             WITH                   10      SHARED DISPOSITIVE POWER   7,284,776

---------------------------------------------------------------------------------------------------------------------------
              11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                               7,284,776
---------------------------------------------------------------------------------------------------------------------------
              12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                  [ ]


---------------------------------------------------------------------------------------------------------------------------
              13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                               11.9%
---------------------------------------------------------------------------------------------------------------------------
              14                TYPE OF REPORTING PERSON

                                               OO
---------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                            --------------------------
CUSIP No. - 011593100                                      Page 3 of 8 Pages
--------------------------                            --------------------------

--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

             Budagher Family, LLC
--------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [ ]
                                                                                                            (b) [ ]
--------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO, WC, BK
--------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

--------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Nevada
--------------------------------------------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER          0
          NUMBER OF
           SHARES             --------------------------------------------------------------------------------------
        BENEFICIALLY               8      SHARED VOTING POWER        7,284,776
          OWNED BY
            EACH              --------------------------------------------------------------------------------------
          REPORTING                9      SOLE DISPOSITIVE POWER     0
           PERSON
            WITH              --------------------------------------------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER   7,284,776

--------------------------------------------------------------------------------------------------------------------
             11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             7,284,776
--------------------------------------------------------------------------------------------------------------------
             12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES             [ ]


--------------------------------------------------------------------------------------------------------------------
             13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                             11.9%
--------------------------------------------------------------------------------------------------------------------
             14               TYPE OF REPORTING PERSON

                                             OO
--------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                            --------------------------
CUSIP No. - 011593100                                      Page 4 of 8 Pages
--------------------------                            --------------------------

---------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

              Michael R. Budagher
---------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a) [ ]
                                                                                                                   (b) [ ]
---------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              OO
---------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]


---------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
---------------------------------------------------------------------------------------------------------------------------
                                     7      SOLE VOTING POWER          28,000
           NUMBER OF
            SHARES              -------------------------------------------------------------------------------------------
         BENEFICIALLY                8      SHARED VOTING POWER        7,284,776
           OWNED BY
             EACH               -------------------------------------------------------------------------------------------
           REPORTING                 9      SOLE DISPOSITIVE POWER     28,000
            PERSON
             WITH               -------------------------------------------------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER   7,284,776

---------------------------------------------------------------------------------------------------------------------------
              11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                               7,312,776
---------------------------------------------------------------------------------------------------------------------------
              12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                  [ ]


---------------------------------------------------------------------------------------------------------------------------
              13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                               11.9%
---------------------------------------------------------------------------------------------------------------------------
              14                TYPE OF REPORTING PERSON

                                               IN
---------------------------------------------------------------------------------------------------------------------------

                                                      --------------------------
                                                               Page 5 of 8 Pages
                                                      --------------------------

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock") of Alamosa PCS Holdings, Inc., a Delaware corporation (the "Alamosa"). The principal executive offices of Alamosa are located at 4403 Brownfield Highway, Lubbock, Texas 79407.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by West Texas PCS, LLC ("West Texas"), Budagher Family, LLC ("Family") and Michael R. Budagher (together with West Texas and Family, the "Reporting Persons"). Family owns 100% of the membership interests of West Texas, and Mr. Budagher and his spouse and children own 100% of the membership interests of Family. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

         West Texas is a Delaware limited liability company. The principal business activity of West Texas is asset management. Family is a Nevada limited liability company. The principal business activity of Family is asset management. Mr. Budagher is a United States citizen. The principal occupation of Mr. Budagher is as a self-employed investor. The principal business and office address of each of the Reporting Persons is 3702 Holland Avenue, Dallas, Texas 75219.

         Mr. Budagher is the sole manager of West Texas and Family.

         During the last five years, none of the Reporting Persons has been (1) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 9, 1999, Mr. Budagher received an immediately exercisable option to purchase 28,000 shares of Common Stock for his services as a director of Alamosa (the "Option Shares").

         On February 3, 2000, West Texas acquired 211,861 shares of Common Stock for $15.8525 per share, the initial public offering price less the underwriting discount, by exercising its right to purchase a portion of up to 10% of the common stock offered to the public in Alamosa's initial public offering of Common Stock (the "10% Shares"). West Texas used working capital and borrowings through Budager Family, LLC under a credit line with Prudential Securities to finance the acquisition of the 10% Shares.

                                                      --------------------------
                                                               Page 6 of 8 Pages
                                                      --------------------------

         On February 7, 2000, West Texas acquired an additional 7,072,915 shares of Common Stock of Alamosa as a result of a merger of Alamosa PCS Holdings, Inc., a Texas corporation ("Alamosa-Texas"), with and into its wholly-owned subsidiary, Alamosa. West Texas' shares of Alamosa-Texas' common stock were exchanged for shares of Common Stock of Alamosa at a ratio of 1:1 (the "Merger Shares").

ITEM 4.  PURPOSE OF THE TRANSACTION

         As stated in Item 3 above, the Reporting Persons acquired the Merger Shares as a result of the merger and Mr. Budagher received the Option Shares for his services as director.

         The Reporting Persons acquired the 10% Shares and the Merger Shares, and will hold the Option Shares, for investment purposes. Depending on market conditions and other factors, the Reporting Persons may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise. West Texas may also transfer some or all of its shares of Common Stock to Budagher Family, LLC. The Reporting Persons have no plans or proposals which relate to or would result in any action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         Mr. Budagher currently serves on the board of directors of Alamosa. However, there is no agreement or arrangement among the Reporting Persons and Alamosa or any other person for him to continue to serve as a director of Alamosa.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The responses of each Reporting Person to Items 7, 8, 9, 10, 11 and 13 on the cover page of this statement relating to beneficial ownership as well as voting and dispositive power are incorporated herein by reference. The Reporting Persons share voting and dispositive power of the 7,284,776 shares of Common Stock held by West Texas as a result of their parent-subsidiary and control person relationships.

         Except as set forth in Item 3 above, no Reporting Person beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         West Texas, Family and Mr. Budagher have each entered into Lockup Agreements with Salomon Smith Barney Inc. on behalf of the underwriters (herein so called), the form of which is attached hereto as Exhibit 2, dated on or before February 2, 2000. The Lockup Agreements provide that those persons will not, directly or indirectly, offer, pledge, sell, or otherwise dispose of any shares of capital stock of Alamosa, including but not limited to the filing, or participation in the filing, of a registration statement with the Securities and Exchange Commission (the "SEC") in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC

                                                      --------------------------
                                                               Page 7 of 8 Pages
                                                      --------------------------


promulgated thereunder with respect to, any shares of capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such a transaction, without prior written consent of Salomon Smith Barney Inc. until July 31, 2000.

         Except as set forth above, no Reporting Person is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of Alamosa.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit l         Joint Filing Agreement, dated as of February 16, 2000,
                  entered into by and between West Texas PCS, LLC, Budagher
                  Family, LLC and Michael R. Budagher.

Exhibit 2         Form of Lockup Agreement

                                                      --------------------------
                                                               Page 8 of 8 Pages
                                                      --------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2000


                                        WEST TEXAS PCS, LLC


                                        By:  /s/ MICHAEL R. BUDAGHER
                                             -----------------------------------
                                             Michael R. Budagher
                                             Manager

                                        BUDAGHER FAMILY, LLC


                                        By:  /s/ MICHAEL R. BUDAGHER
                                             -----------------------------------
                                             Michael R. Budagher
                                             Manager


                                             /s/ MICHAEL R. BUDAGHER
                                        ----------------------------------------
                                        MICHAEL R. BUDAGHER

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
Exhibit 1         Joint Filing Agreement, dated as of February 16, 2000,
                  entered into by and between West Texas PCS, LLC, Budagher
                  Family, LLC and Michael R. Budagher.

Exhibit 2         Form of Lockup Agreement